UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Sec. 240.13d-2(a)

(Amendment No. 1)1

L.B. Foster Company
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

350060 10 9
(CUSIP Number)

BRADLEY S. VIZI
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(424) 253-1775

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 559,919
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 559,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 108,856
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 108,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 317,361
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 317,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 986,136
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 986,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 986,136
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 986,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 986,136
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 986,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400
	8	SHARED VOTING POWER 986,136
	9	SOLE DISPOSITIVE POWER 400
	10	SHARED DISPOSITIVE POWER 986,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 986,136
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 986,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 986,136
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 986,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D.  Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 559,919 Shares owned directly by Legion Partners I is approximately $7,999,485, including brokerage commissions.  The aggregate purchase price of the 108,856 Shares owned directly by Legion Partners II is approximately $1,555,143, including brokerage commissions.  The aggregate purchase price of the 317,361 Shares owned directly by Legion Partners Special II is approximately $4,019,276, including brokerage commissions.  The 400 Shares beneficially owned by Mr. Vizi were awarded to him by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 12, 2016, the Reporting Persons and the Issuer entered into an agreement (the “Agreement”), pursuant to which the Issuer agreed, among other things, to (i) add Bradley S. Vizi (the “New Director”) to the board of directors of the Issuer (the “Board”) effective immediately with a term expiring at the Issuer’s 2016 annual meeting of shareholders (the “2016 Annual Meeting”), (ii) nominate the New Director for reelection to the Board at the 2016 Annual Meeting, and (iii) cause the Board to decrease the size of its membership by one effective after the certification of the shareholder vote with respect to the 2016 Annual Meeting.  The Issuer also agreed not to increase the size of the Board beyond nine members through the Standstill Period (as defined below).

The Reporting Persons have agreed, from the date of the Agreement until the date that is ten (10) calendar days prior to the deadline for the submission of shareholder nominations for the 2017 annual meeting of shareholders (the “2017 Annual Meeting” and such period, the “Standstill Period”), to abide by certain “standstill provisions” including, among other things, acquiring greater than 18% of the Issuer’s outstanding common stock and participating in future proxy contests; provided, that the Standstill Period will be extended until the date that is ten (10) calendar days prior to the deadline for the submission of shareholder nominations for the 2018 annual meeting of shareholders, if the Issuer agrees to re-nominate the New Director, and the New Director consents to being nominated, for election to the Board at the 2017 Annual Meeting.

In addition, throughout the Standstill Period, the Reporting Persons have agreed to vote in favor of each director nominated by the Board for election to the Board and each shareholder proposal listed on the Issuer’s proxy card in accordance with the Board’s recommendations, including in favor of all other matters recommended for shareholder approval by the Board, except that the Reporting Persons may vote (i) in accordance with the recommendations of Institutional Shareholders Services (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) if ISS or Glass Lewis recommend otherwise with respect to any proposal (other than the election of directors) and (ii) in their own discretion, in connection with certain transactions or events specified in the Agreement

The following description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,320,151 Shares outstanding as of November 1, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

A.	Legion Partners I

(a)	As of the close of business on February 16, 2016, Legion Partners I beneficially owned 559,919 Shares.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 559,919
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 559,919

(c)	The transactions in the Shares by Legion Partners I since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on February 16, 2016, Legion Partners I beneficially owned 108,856 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 108,856
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 108,856

(c)	The transactions in the Shares by Legion Partners II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference

C.	Legion Partners Special II

(a)	As of the close of business on February 16, 2016, Legion Partners Special II beneficially owned 317,361 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 317,361
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 317,361

(c)	The transactions in the Shares by Legion Partners Special II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 559,919 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, and (iii) 317,361 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 986,136
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 986,136

(c)
Legion Partners, LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special II, may be deemed the beneficial owner of the (i) 559,919 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, and (iii) 317,361 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 986,136
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 986,136

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and managing member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 559,919 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, and (iii) 317,361 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 986,136
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 986,136

(c)
Legion Partners Holdings has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Vizi

(a)
As of the close of business on February 16, 2016, Mr. Vizi beneficially owned 400 Shares. Mr. Vizi, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 559,919 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, and (iii) 317,361 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 400
2. Shared power to vote or direct vote: 986,136
3. Sole power to dispose or direct the disposition: 400
4. Shared power to dispose or direct the disposition: 986,136

(c)
The transactions in the Shares by Mr. Vizi and each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Messrs. Kiper and White

(a)
Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 559,919 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, and (iii) 317,361 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 986,136
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 986,136

(c)
Neither Mr. Kiper nor Mr. White has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 12, 2016, the Reporting Persons and the Issuer entered into the Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Legion Partners Special II has sold short in over the counter market American-style put options, referencing 40,000 Shares, which have an exercise price of $12.50 per Share and expire on February 19, 2016.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Agreement, dated as of February 12, 2016, by and among the Reporting Persons and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners Special Opportunities, L.P. II,

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

LEGION PARTNERS, L.P. I

Purchase of Common Stock(1)	2,100	$14.32	01/07/2016
Purchase of Common Stock(2)	2,500	$11.87	01/12/2016
Purchase of Common Stock(2)	9,400	$11.87	01/15/2016
Purchase of Common Stock(1)	200	$14.32	01/15/2016

LEGION PARTNERS, L.P. II

Purchase of Common Stock(2)	2,300	$11.86	01/15/2016
Purchase of Common Stock(1)	500	$14.31	01/15/2016

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. II

Sale of February 2016 Put Option ($12.50 Strike Price)(3)	(250)	$0.75	12/31/2015
Sale of February 2016 Put Option ($12.50 Strike Price)(3)	(150)	$1.15	01/06/2016
Purchase of Common Stock(1)	700	$14.31	01/07/2016
Purchase of Common Stock(2)	6,100	$11.86	01/12/2016
Purchase of Common Stock(2)	400	$11.86	01/14/2016
Purchase of Common Stock(2)	27,400	$11.86	01/15/2016
Purchase of Common Stock(1)	2,600	$14.31	01/15/2016

BRADLEY S. VIZI

Acquisition of Common Stock(4)	400	--	02/12/2016

___________________
1 Represents the assignment of a January 2015 Put Option ($15.00 Strike Price).
2 Represents the assignment of a January 2015 Put Option ($12.50 Strike Price).
3 Represents a sale to open a short position.
4 Represents an award granted by the Issuer to Mr. Vizi in his capacity as a director of the Issuer.